

Howard Lee Gatch III · 3rd

MeetEm.com Founder

Talks about #consulting, #consultants, #consultingagency, #consultingcompany, and #coachingbusinesssuccess

Charleston, South Carolina, United States · Contact info

555 followers · 500+ connections

MeetEm.com

Florida International University

Experience

Founder
MeetEm.com · Full-time
Jan 2020 – Present · 1 yr 10 mos
Miami, Florida, United States

MeetEm connects Celebrities, Experts, and Professionals to paying clients and fans virtually across the globe.
Book One or Be one now!



MeetEm com in 60 Seconds.

President
Gatch Builders, LLC
Jan 2008 – 2020 · 12 yrs
Charleston, South Carolina Area

Real Estate Investor & Developer.



Business Manager
KC & the Sunshine Band · Full-time
May 1993 – Jan 2010 · 16 yrs 9 mos
Miami/Fort Lauderdale Area

Entertaiment Executive as a personal and business manager for various multi-platinum recording artists and music producers.
Extensive experience in management, marketing, promotion, international concert touring, P.R, music licensing in television, movies, film, and commercials, royalties manager ...see more



+22

Education

Florida International University
Business; Computer Science, Junior
1997 – 1999
Activities and Societies: Management, Computer Technology, Marketing, and Advertising.

Business and Computer Technology

Miami Dade College
Associate in Arts, Business
1995 – 1997
Activities and Societies: Music & Boating

Business Administration

James Island High School
High School Diploma

Licenses & certifications

Merchant Marine Officer
U.S. Coast Guard
Issued 2007 · No Expiration Date
Credential ID 000224362

See credential

Volunteer experience

Personal Trainer Volunteer
CHARLESTON BOXING CLUB INCORPORATED
Jan 2008 – Present · 13 yrs 10 mos
Health

Volunteer in training youth & adults in sport of MMA Boxing while teaching them the value of self-discipline, respect, sacrifice, dedication, & commitment.